UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 10-SB/A-2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                        PRECISION PLASTICS MOLDING, INC.
           (Name of Small Business Issuer as Specified in Its Charter)


             Nevada                                              86-0914668
  (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)


       216 South Alma School Road
               Suite 10
            Mesa, Arizona                                          85210
(Address of Principal Executive Offices)                         (Zip Code)


                                 (480) 898-1846
                         (Registrant's Telephone Number)


       Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                               Name of Each Exchange on Which
To Be So Registered                               Each Class Is To Be Registered
-------------------                               ------------------------------
  Not Applicable                                          Not Applicable

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, par value $0.001

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PART I ....................................................................    1

     ITEM 1.  DESCRIPTION OF BUSINESS......................................    1

     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS........................    7

     ITEM 3.  DESCRIPTION OF PROPERTY......................................   10

     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                AND MANAGEMENT.............................................   11

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                CONTROL PERSONS............................................   12

     ITEM 6.  EXECUTIVE COMPENSATION.......................................   13

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............   14

     ITEM 8.  DESCRIPTION OF SECURITIES....................................   15

PART II ...................................................................   16

     ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                COMMON EQUITY AND OTHER STOCKHOLDER MATTERS................   16

     ITEM 2.  LEGAL PROCEEDINGS............................................   17

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS................   17

     ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES......................   17

     ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS....................   19

PART III ..................................................................  E-1

     ITEM 1.  INDEX TO EXHIBITS............................................  E-1

SIGNATURES ................................................................  S-1

                                        i
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                                     PART I

FORWARD-LOOKING STATEMENTS

     This Form 10-SB contains forward-looking statements that are subject to known and unknown risks and uncertainties, including but not limited to, changes in economic conditions in the Company's market areas, changes in policies by regulatory agencies, the impact of competitive products and services, risks relating to the demand for the products and services offered by the Company, and the ability of management to successfully manage the Company and general economic conditions. Forward-looking statements refer to statements that may imply results or events in the future and may be expressed by words such as "expects," "believes," "estimates," "could," "anticipates," "intends," "predicts" and similar expressions. Forward-looking statements appear in a number of places in this Form 10-SB and may address the intent, belief or current expectations of the Company and its Board of Directors and management with respect to the Company and its environment, business, operations and condition, among other things. The Company cautions readers not to place undue certainty on forward-looking statements since there can be no assurances about the extent and nature of the factors that may affect the Company and its operations and financial condition, including but not limited to, the various risk factors referenced above and below. These risks could cause the Company's actual results to differ materially from those expressed in any forward-looking statements by, or on behalf of, the Company.

ITEM 1. DESCRIPTION OF BUSINESS

HISTORY OF REGISTRANT'S BUSINESS

     Precision Plastics Molding, Inc. (the "Company" or "Registrant") is a Nevada corporation. The Company was incorporated in the State of Nevada on November 25, 1997 as "Precision Plastics of NV, Inc." In 1998, the Company changed its name to "Precision Plastics Molding, Inc." The Company is a majority-owned subsidiary of Diamond Equities, Inc. (the "Parent" or "Diamond"), a publicly traded Nevada corporation. Diamond formed the Company for the purpose of acquiring the assets of two small Arizona custom plastic injection molding companies and combining those assets into a single entity.

     Diamond was incorporated in the State of Nevada on July 24, 1987 as "KTA Corporation." On September 25, 1989, the Parent changed its name to "United Payphone Services, Inc." At that time, the Parent was in the business of operating, servicing, and maintaining a system of privately owned public pay telephones in Nevada. In 1990, the Parent's operations expanded into Arizona. In December 1994, the Parent sold all of its pay telephone location contracts in Nevada and relocated its pay telephone equipment to Arizona where it conducted business as "U.S. Payphone, Inc."

     On November 15, 1996, the Parent sold substantially all of its fixed assets in the payphone business to Tru-Tel Communications, L.L.C. ("Tru-Tel"). Pursuant to an asset purchase agreement, the Parent received $1,711,250 in cash and a secured promissory note from Tru-Tel in the amount of $811,250. As a result of Tru-Tel's default on the promissory note, the Parent filed suit for collection. The parties settled the lawsuit by Tru-Tel promising to pay $450,000, payable with a cash payment of $100,000 and the balance in quarterly installments secured by another promissory note. Since the parties' settlement on April 1, 1999, Tru-Tel has defaulted on the quarterly installments and filed for bankruptcy under Chapter 11 of the Bankruptcy Code. The Parent has filed a lawsuit against the principals of Tru-Tel for enforcement of their personal guarantees for the remaining $350,000.

     As a result of the sale of substantially all of its fixed assets, the Parent has cash and a promissory note as its primary assets. In 1997, the Parent changed its name to "Diamond Equities, Inc." Diamond serves as a holding company for RealMotorcycle.com, Inc. ("RealMotorcycle") as well as for the Company. Diamond owns 80% of the common stock of RealMotorcycle. RealMotorcycle holds the marketing and distribution rights to the "Pagsta" custom motorcycle. The Pagsta is being marketed through Harley-Davidson dealers as a custom Harley. In addition, RealMotorcycle will distribute apparel and other motorcycle parts and accessories through its website. Diamond also serves as a parent to the Company. The Company's business is discussed below. Diamond is a publicly traded company on the NASDAQ OTC Bulletin Board, trading under the symbol DDEQ. Information regarding Diamond is available on its Form 10-KSB Annual Report and its quarterly Form 10-QSB, as filed with the SEC, which are incorporated herein by reference and copies of which are available from the Public Reference section at the SEC office in Washington, DC or upon request to the Parent.

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
     Prior to its acquisition on June 15, 1998 of the assets of Premier Plastics Corporation ("Premier"), a Tempe, Arizona private corporation engaged in the plastic injection molding business, the Company had no assets or business. For the acquisition of Premier's assets, the Company paid $80,000 in cash, together with the assumption of various notes and payables in the amount of approximately $40,000. In addition, the selling shareholder of Premier received 300,000 shares of common stock of the Company valued at $0.25 per share. The purchase price resulted from negotiations between the parties. The cash consideration paid by the Company for the acquisition of Premier's assets was contributed by the Parent. There was no prior relationship between Premier and its sole shareholder, on the one hand, and the officers and directors of the Company or the Parent, on the other hand.

     In addition, on July 20, 1998, the Company purchased substantially all of the assets of Accurate Thermoplastics, Inc. ("Accurate"), a Mesa, Arizona private corporation engaged in the plastic injection molding business. The Company acquired substantially all of Accurate's assets for the sum of $375,000 in cash, together with a promissory note in the amount of $180,000, and the assumption by the Company of Accurate debt in the amount of $671,603. In addition, the Company entered into a consulting agreement with Roy L. Thompson, the sole shareholder of Accurate, for a monthly fee of $5,000 for a period of four years. The purchase price resulted from negotiations between the parties. To finance the purchase, the Company issued 2,000,000 shares of its Common Stock to Diamond. The assets purchased included equipment, inventory, contract rights, customer lists, know-how, drawings, specifications and intellectual property.

     In July 1999, Accurate filed suit against the Company alleging breach of contract for failure to perform certain provisions of the asset purchase agreement. The parties settled the lawsuit pursuant to which the Company paid the sum of $165,000 in cash to Accurate and wherein Diamond issued 14,000 shares of common stock to Accurate and Mr. Thompson. As part of the settlement, the Company and Mr. Thompson agreed to terminate the parties' respective obligations under the consulting agreement. As a result, Mr. Thompson is no longer engaged as a consultant to Precision. There was and is no other relationship between Accurate and its sole shareholder, on the one hand, and the officers and directors of the Company or Diamond, on the other hand. Today, the business of Accurate continues under the Company's name.

     The Company's current operations are the result of acquiring and combining the assets of Premier and Accurate. All of the Company's operations are conducted at the former Accurate facility located at 216 S. Alma School Rd., Mesa, Arizona.

THE COMPANY'S CURRENT OPERATIONS

     The Company produces injection-molded plastic products according to the customer's specifications. The Company's two largest customers are Axxess Technologies and Amsafe, Inc. For the nine months ended March 31, 2001, these companies represented 48% and 15%, respectively, of the sales of the Company. Axxess Technologies uses the products the Company manufactures in its keymaking operations. Amsafe, Inc. uses the products the Company manufactures primarily in the manufacture of aircraft safety restraints.

     Generally, a customer provides its own injection molds, but the Company occasionally arranges to build a mold to the customer's specifications. Outside contractors usually design and build these molds, and the Company passes all development costs for these molds onto the customer. When a mold is completed, the Company then manufactures the amount of products the customer desires, and the mold becomes the customer's property. As a result, the Company does not presently own the rights to any of the products that it produces.

     Most of the customer's products require more than just one molded part. In most cases, several parts are molded and then assembled. The Company does not always mold all of the parts for assembly nor does it normally assemble the parts it manufactures. The molded parts the Company manufactures may either be used as a part of its customer's manufacturing process, or as part of the finished product the customer produces.

     The Company had, as of September 1, 2000, a sales backlog of two (2) days and had the raw materials to run production for these sales. As of March 31, 2001, the Company had a sales backlog of two (2) days.

RISK FACTORS

     All of the information contained in this registration statement should be considered carefully, including in particular, but not limited to, the following risks and speculative factors that may affect the Company and its business and results of operations:

FACTORS RELATED TO THE COMPANY AND ITS BUSINESS

     LIMITED OPERATING HISTORY. The Company was formed in November of 1997 and had no business until mid-1998 when it bought and combined the assets of two Phoenix, Arizona area custom plastic injection molding companies. See "History of the Registrant's Business," above. The Company has incurred net losses for its fiscal years ended June 30, 1998, 1999 and 2000 and the nine-month period ended March 31, 2001 as follows:

                                                        Company's Net Losses
                                                        --------------------
Fiscal Year Ended June 30, 1998                              $ (15,342)
Fiscal Year Ended June 30, 1999                              $(191,716)
Fiscal Year Ended June 30, 2000                              $(337,009)
Nine-Month Period Ended March 31, 2001                       $(129,210)

     The Company's accumulated deficit through March 31, 2001 is ($678,382). There are no assurances that the Company can or will be profitable in the future or can or will obtain financing for continued operations.

     LIMITED EXPERIENCE IN MANUFACTURING AND MARKETING. The Company's business strategy relies primarily on its success in manufacturing and marketing, areas in which the Company has limited experience. The success of its business strategy should be considered in light of the risks, expenses and difficulties frequently encountered in entering industries characterized by intense competition. There can be no assurance that the Company will be able to manufacture or market its products or proposed products, maintain or expand its market share or achieve commercial revenues from its products or proposed products in the future. In addition, certain aspects of the Company's business strategy can be implemented only if the Company successfully secures additional capital. For example, the Company's business plan includes the acquisition of other plastic molding operations. If a viable opportunity for an acquisition were to arise the amount of capital required for such a purchase would be between $100,000 and $500,000 depending upon the size of the operation. If the Company does not find an acquisition opportunity suitable to its needs, the Company intends to launch a sales force. The sales force would focus on engaging new customers. The Company estimates that the cost to launch a sales force would be approximately $150,000. Some of the foregoing factors are not within the Company's control, and there can be no assurance that the Company will be able to implement its business strategy, or that the Company's business strategy will result in profitability.

     COST OF RAW MATERIALS. At the present time, the raw materials used by the Company are being purchased from local suppliers. However, the cost of the Company's raw materials could change at any time for various reasons. For example, the market demand for the Company's raw materials could suddenly increase affecting both availability and price. Similarly, changes in the price of natural resources used to make the raw materials used by the Company could also affect the cost of raw materials. Additionally, the laws and regulations governing the production and transportation of raw materials or the materials used to make the raw materials could change and, as a result, affect the supply and cost of the Company's raw materials. The price at which raw materials may be obtained affects the cost of production of the Company's products. A sufficient increase in the price of raw materials may affect the Company's ability to obtain raw materials and thus manufacture products. Furthermore, the Company may not be able to compete with competitors who purchase large quantities of raw materials. Any interruption in the supply of raw materials or components could have a material adverse effect on the Company.

     ABILITY TO SECURE ADDITIONAL FINANCING. The Company's financial statements have been qualified as a "going concern" principally because of the Company's consistent losses and the uncertainty over obtaining long term financing to continue its operations. The Company has funded its operations to date primarily through equity and debt financing. The Company may need additional debt or equity in order to begin generating a sufficient cash flow to sustain operations for the foreseeable future. The Company will need to raise substantial additional funds to continue to fund operating expenses. There can be no assurance that additional financing will be available or, if available that such financing will be on terms favorable to the Company. Failure to obtain such additional financing would have a material adverse effect on the Company.

     COMPETITION AND TECHNOLOGICAL CHANGE. The Company competes with a number of entities which are larger, have greater resources and have longer operating histories than the Company. Operating losses may result from this competition which may have a materially adverse effect on the Company. The Arizona market in which the Company operates is very competitive. The Company competes with The Tech Group, Intisys, Cyntech Corp. and other molding companies. Many of these competitors have substantially greater resources and a longer operating history. Furthermore, it is anticipated that the plastics industry will be subject to intense competition and rapid technological change in the future. The Company could face competition from other plastics companies or companies where expansion into the Company's business is a logical extension of their existing business. Many of these other companies have substantially greater resources than the Company and, therefore, are able to spend more than the Company in areas such as product development, manufacturing and marketing. Although a company with greater resources will not necessarily be able to bring a new product to market before its smaller competitors, substantial resources enable a company to support many new products simultaneously, thereby improving the likelihood of at least some of its new products being among the first on the market, and to support greater managerial resources for entry into a new area of business. In addition, the Company's revenues and profitability could be adversely affected by technological change. Competitors may develop products that render the Company's products or proposed products uneconomical or result in other products that may be superior to the Company's products.

     LAWS AND REGULATIONS REGARDING ENVIRONMENTAL MATTERS. The Company operates in an environment subject to a wide variety of international, federal, state, and local laws and regulations, including those governing the use, storage and handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, "Environmental Laws"). Among the Environmental Laws of general applicability is the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws which impose liability, without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with the release or threat of release of certain hazardous substances to the environment. Generally, liability of PRPs to the government under CERCLA is joint and several. Financial responsibility for the remediation of contaminated property or for natural resources damage can extend to properties owned by third parties. As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims.

     The cost of environmental compliance has not been significant. The Company is currently not subject to any environmental proceedings. The Company has not made any material capital expenditures for environmental control facilities, nor does it anticipate any in the near future. Actions by federal, state and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by the Company or otherwise adversely affect the demand for its products. At present, environmental laws and regulations do not have a material adverse effect upon the demand for the Company's products. A decline in consumer preferences for plastic products due to environmental considerations could have a material adverse effect upon the Company.

     POTENTIAL PRODUCT LIABILITY CLAIMS. The testing, manufacturing, and marketing of the Company's products and proposed products involve the inherent risks of product liability claims or similar legal theories against the Company, some of which may cause the Company to incur significant defense costs. The
Company does not maintain product liability insurance as its products are manufactured pursuant to the customers' designs, usually using the customers' molds, and, consequently, the Company feels that product liability insurance is not necessary in view of its role in the manufacturing of products. Nonetheless, a successful product liability claim or other judgment against the Company could have a material adverse effect upon the Company.

     RELIANCE ON MAJOR CUSTOMERS. Since the Company commenced business, two large customers have accounted for a significant portion of its sales. More specifically, for the nine months ended March 31, 2001, these two customers accounted for sixty three percent (63%) of the Company's sales. The loss of one of the Company's largest customers or a reduction of the volume purchased by such customer would have an adverse effect upon the Company's sales until such time, if ever, as significant sales to other customers could be made. These customers also account for the greater proportion of the Company's receivables. The inability of one of these customers to timely pay, or pay at all, on its accounts with the Company would have an adverse effect upon the Company's ability to maintain cash flow and meet its own obligations. The Company considers the relationship with its largest customers and their creditworthiness to be satisfactory. See Note 13 to the Consolidated Financial Statements of June 30, 2000, and 1999, in Part F/S, below.

     RELIANCE ON KEY PERSONNEL. The Company is dependent on the experience, abilities and continued services of its current management personnel. In particular, David Westfere, its President and Chief Executive Officer, and Todd Chisholm, its Chief Financial Officer, have played significant roles in the development and management of the Company. The loss or reduction of services of Mr. Westfere, Mr. Chisholm or any other key employee could have a material adverse effect on the Company. There is no assurance that additional managerial assistance will not be required. The Company's future success depends in large part upon its ability to attract and retain highly qualified personnel. The Company faces competition for such personnel from other companies and organizations, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to attract and retain the necessary personnel on acceptable terms or at all.

FACTORS RELATED TO THE COMPANY'S COMMON STOCK

     DILUTION. The Company may sell and issue additional Shares of its Common Stock ("Shares") to finance its future capital requirements and operations. The Company is authorized to issue 50,000,000 Shares of Common Stock, of which 13,300,000 Shares are currently issued and outstanding. The Board of Directors is authorized to issue additional Shares without shareholder approval. The issuance of some or all of the remaining authorized but unissued Shares would dilute the percentage ownership of the current shareholders and could have a negative impact upon the market price of the Common Stock.

     DIVIDEND POLICY. The Company does not have a policy of paying dividends on its Common Stock and it is currently anticipated that no dividends will be paid for the foreseeable future. Furthermore, preferred stockholders have priority over common stockholders as to dividends paid. Any future decision to pay cash dividends will be made on the basis of earnings, alternative needs for funds and other conditions existing at the time.

     CONTINUED CONTROL BY THE MAJORITY SHAREHOLDER. Diamond controls approximately 63% of the outstanding Common Stock. Accordingly, Diamond is in a position to control the Company through the election of the Board of Directors. Shareholders must rely on the expertise and knowledge of the Board of Directors elected by Diamond and the management appointed by the Board of Directors, together with any consultants it may engage, to manage and plan the operations of the Company.

     AFFILIATE-OWNED STOCK. The Company currently has outstanding 13,300,000 Shares of its Common Stock, of which 11,200,000 Shares are held by "affiliates" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Notwithstanding the registration of the Shares of the Common Stock of the Company, the sale or other transfer of Shares held by "affiliates" will remain subject to Rule 144 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act. Rule 144 imposes certain restrictions on the transfer of securities, including, among other restrictions, restrictions on the amount of shares which may be transferred, a requirement regarding the availability of adequate and current public information with respect to the issuer and the sale of the restricted stock in a brokers' transaction within the meaning of Rule 144. However, in the case of control stock or stock held by affiliates, requirements of Rule 144 with respect to the holding period of restricted securities are not applicable. The sale of a substantial amount of the affiliate-owned Shares of Common Stock could have a material negative impact upon the market price of the Common Stock.

     MARKET FOR COMMON STOCK. There is presently no public trading market for the Company's Common Stock. We cannot predict the extent to which investor interest will lead to the development of a trading market after the registration of the shares or how liquid that market may become. Even with the registration of the shares, shareholders may experience difficulty in reselling their shares because there still will be no public trading market for the Company's common stock. There is no assurance that a trading market for the common stock will develop after the registration of the shares. If and when a market develops, the market price of the Common Stock may be subject to price fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or other companies in a comparable business, changes in conditions affecting the economy generally, analyst reports, general trends in the industry, and other political and macroeconomic events or factors.

     RISK OF LOW-PRICE STOCK. Management may in the future determine that it is in the best interest of the Company to have the Company's stock trade in the public market. However, given the historic performance of the Company and the

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
Company's current net worth, the Company's common stock may not qualify for inclusion in the NASDAQ SmallCap Market or maintain a price of $5.00 or more, and consequently the stock might be a "penny stock" as defined by regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     SEC regulations define a "penny stock" to be any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Penny stocks are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Furthermore, for any transaction in a penny stock, unless exempt, the SEC regulations require delivery prior to any transaction in a penny stock of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, these rules may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of stockholders to sell common stock in the secondary market.

     The foregoing required penny stock restrictions will not apply to the Company's securities if such securities are eventually included on the NASDAQ SmallCap Market and have certain price and volume information provided on a current and continuing basis or meet certain public float minimum net tangible assets and revenue criteria. However, there can be no assurance that the Company's securities will ever qualify for exemption from these restrictions.

THE PLASTICS INJECTION MOLDING INDUSTRY

     According to an article published by International Trade Data System, the plastics industry ranks as the fourth largest manufacturing industry in the United States. Only the motor vehicle manufacturing, petroleum refining, and electronics industries are larger. The United States has more than 21,000 plastics factories. The United States is the largest consumer, producer, and exporter of plastics in the world.

     According to the Society of Plastics Engineers, plastics are used in almost all major industries and are the material of choice for many applications. Plastic is a man-made material composed of carbon, hydrogen, sulfur, nitrogen and chlorine. Plastics are often divided by their physical properties. Thermosets are plastics that are hardened by chemical reaction. In other words, the plastic has been chemically altered during heating and molding and cannot be re-melted. In contrast, thermoplastics may be re-melted after molding. Thermoplastics comprise the majority of injection molding materials.

     The Society of Plastics Engineers defines injection molding as a method of producing parts with heat-meltable plastics materials. Parts are made using an injection molding machine. A "mold" is used to produce a shape. To produce a shape, the injection molding machine melts the plastic and then injects or transfers it into the mold. The mold is held in a closed position during injection. After cooling, the mold is opened and a finished part is ejected.

     In 2000, the Society of the Plastics Industry conducted a study of the plastics industry in Arizona. The study revealed that Arizona has experienced a substantial increase in both shipments and employment related to the plastics industry. Revenues generated from shipments increased 66% between 1994 and 1999. According to the economic study, Arizona is the eighth-fastest-growing state for plastics shipments. The plastics shipments in Arizona totaled $2.5 billion in 1999. In 1999, Arizona was the home to about 312 plastics industry facilities and 13,700 plastics industry employees.

CUSTOMERS AND SUPPLIERS

     The Company currently makes products for approximately fifteen (15) different customers. The Company manufactures injection molded plastics products for its customers pursuant to agreements negotiated individually with each of its customers. In each case, the agreement governing the production is on the customer's purchase order form and includes terms specifying, among other things, payment terms, delivery dates, quality standards, shipping terms, specifications for products, quantity, remedies, risk of loss and other such terms as customarily found in purchase orders. At present, the Company does not have any exclusive dealing arrangements, outputs or requirements contracts or other such arrangements, however, the Company may enter into such arrangements or contracts in the future. For the nine months ended March 31, 2001, there were two customers that represented more than 10% of the revenues of the Company. Those customers are:

                                     NINE MONTHS ENDING MARCH 31, 2001
              CUSTOMER                        % OF REVENUE
              --------                        ------------
              Axxess Technologies                 48%
              Amsafe Inc.                         15%

     The Company purchases its raw materials from approximately 15 to 20 suppliers at any given time. These suppliers provide boxes, plastic resin, and other products used in the manufacturing process. Plastics General supplies approximately 80% of the raw materials used by the Company. Prime Alliance provides the Company with about 10% of its raw materials. The Company purchases smaller amounts of raw materials from other suppliers.

MARKETING

     Currently,  the  Company  does not have a  marketing  or sales  force.  The
Company's current customers were acquired from Accurate and Premier. The Company's primary source for new customers is customer and vendor referrals. The Company may, if cash flow permits, hire personnel to engage additional customers.

     As is common in the industry, the Company primarily relies on the need for a new plastic component for new business. Customers having their components manufactured by a competitor are reluctant to move to a new molding company because such a move necessarily would cause a delay in production as the customer's molds are transferred to the new molding company. Therefore, a marketing campaign designed to target a competitor's customers is not as effective in the plastics molding industry as in others.

EMPLOYEES

     The Company has seven non-union employees: one (1) plant manager, one (1) production supervisor, one (1) quality assurance manager, one (1) operator, and three (3) office and clerical staff members.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL YEARS ENDED JUNE 30, 2000 AND 1999

     The Company had a net loss of $337,009 for the fiscal year ended June 30, 2000, as compared to a net loss of $191,716 for the fiscal year ended June 30, 1999. The difference in the net loss (in the amount of $145,293) for the fiscal year ended June 30, 2000 VS. the fiscal year ended June 30, 1999, is due mostly to the decrease in the Company's sales for fiscal year 2000. The Company's net loss from continuing operations for fiscal year 2000 was $335,000, as compared to $198,000 for fiscal year 1999.

     The Company's operations generated revenues of $689,000 during fiscal year 2000, as compared to $1,367,000 for fiscal year 1999. The decrease in sales (in the approximate amount of $678,000) was due in part to the Company's loss of a major customer. Although the major customer provided the Company with a large volume of work, very little profit was realized from such work due to the need to rework the products manufactured (see explanation below) and due to the small margins received with respect to such work. The gross margin on the Company's manufacturing operations for fiscal year 2000 was approximately 47% vs. a gross margin of 23% for such operations in fiscal year 1999. The increase in gross margin over the previous fiscal year is attributable to the loss of low margin or negative margin projects for the departed major customer.

     The components of the cost of goods sold consist of raw materials, such as plastic and resin, direct labor and depreciation on the molding equipment. On occasion, parts are rejected by the Company's customers because they do not meet with customer specifications. Instead of re-producing the parts, the Company can sometimes re-work the existing parts in order to meet specification. Re-working consists of trimming excess plastic or drilling an additional hole. If the parts cannot be reworked within reasonable time or expense, the parts must be remolded. This cost of reworking parts in order to meet specification is the Company's responsibility, and is not passed on to our customers. Customers agree to a certain price per piece, and whatever cost is incurred to provide the part is included in the cost of goods sold.

     The Company's selling and general and administrative expenses increased by 32% to $662,253 for the fiscal year ended June 30, 2000, as compared to $501,973 for the fiscal year ended June 30, 1999. The increase in such expenses is due to the increase in professional fees incurred in connection with the registration of the Company's stock and the legal expenses incurred in settling the Thompson suit. See Part II, Item 2, "Legal Proceedings," below.

     The Company's plastics manufacturing operations are expected to increase during fiscal year 2001, due primarily to completion of manufacturing contracts in place at the end of the 2000 fiscal year and due to growth in additional sales. The Company further expects that the plastics manufacturing industry in general will experience growth and expanded demand for plastic products. However, although the foregoing are the Company's expectations, you are cautioned that actual results could differ materially due to various factors, including the following, among others: the loss, reduction or cancellation of contracts which were in place at the end of the last fiscal year; the inability of the Company to successfully solicit and consummate contracts for additional plastics manufacturing business; the Company's lack of success in the development of new products and applications, of new business and of distribution channels for existing and new business; economic factors affecting the national, regional and local economies, in general, and the plastics industry, specifically, such as increases in the cost of financing and other operating expenses, the cost of raw materials and energy, the effect and costs of legal and regulatory compliance, such as environmental laws and regulations and products liability, and the adaptability of the kind of plastics manufactured by the Company to the kind of products giving rise to the new demand.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital to support its injection molding operations. At June 30, 2000, the Company had cash and cash equivalents of $110,275 compared to cash and cash equivalents of $62,875 at June 30, 1999. The increase in cash assets of approximately $48,000 resulted from the cash provided by operations. The Company raised $180,000 from the sale of its common stock and then made payments on long-term debt in approximately the same amount.

     Due to the net operating losses since the Company's inception, and in contemplation of the erosion of the Company's assets due to continued losses, there exists substantial doubt as to the Company's ability to continue as a going concern. Although the depreciation is rather large on the Company's equipment, and the cashflow losses are rather minimal or cashflow is provided from our operations, there is insufficient profit to cover the potential need to replace our equipment in the future. With the decrease in the Company's revenues, concern also exists that the Company may not be able to provide needed cash-flow to support its operations. To mitigate the effects of the Company's going concern problem, the Company has decreased its overhead expenses by cutting back management and other administrative labor costs. Top management has agreed to defer part of their salary, to assist with the decrease in cash-flow, and other measures have been taken to minimize the cash requirements to the Company. Management believes the likelihood of its ability to keep the operating expenses in line with the incoming revenue is good. This will allow the Company to continue its operations, and focus on expanding revenues and eventually reach the capacity of the Company's facility, thus making operations profitable.

     The funding sources currently available to the Company include potential public or private offerings and additional issuances of its Series A Preferred
Shares to private investors. The Company expects to raise additional funds through private placements of its common stock or preferred stock to assist with the capital requirements of additional acquisitions as well as debt consolidation. Currently, the Company has no debt other than a capital lease that will be paid off in the next fiscal year, thus any capital requirements will be for the funding of an acquisition, or the infusion of capital to launch a sales force. The Company's business plan is to acquire other plastics molding operations to increase production to capacity. If, however, no viable operations can be purchased for a reasonable price, the Company intends to implement a plan to increase production through a sales force to find new customers and additional revenue. If a viable acquisition were found, the capital required could range from $100,000 to $500,000 depending on the size of the operation. If a sales force is launched, capital requirements are estimated to be approximately $150,000.

     The Company has not been recently seeking outside financing. There are no third party financing arrangements of any kind currently in place and there can be no assurances that such financing arrangements can be successfully consummated or, if they are consummated, what the terms of any such financing arrangements will be. If no financing arrangement is secured the Company will continue its operations at its current rate, and slowly increase or decrease its operations according to the success of the revenue stream. Because there are no financing arrangements in place, the Company's sole source of operating capital for the foreseeable future is likely to be from current cash reserves and cash provided by operations.

     In July 2000, the Company issued 1,800,000 shares of common stock to Diamond in satisfaction of advances totaling $454,283 that it had received from Diamond. This issuance fully paid any indebtedness the Company had to its parent company. Diamond has not committed to lending any additional funds to the Company and currently does not have the ability to provide funds to the Company. However, Diamond does represent a potential vehicle through which to raise additional capital.

     Principal uses of working capital will include payment of the Company's general and administrative expenses and inventory. The Company has accrued dividends to the holders of the Company's Series A Preferred Stock. Payments of these dividends have been made quarterly during the year and will continue to be due quarterly.

     Although the Company believes that its existing cash balances and net cash flows from operations, if any, will be sufficient to meet the Company's cash requirements for the next 12 months, the Company's ability to operate profitably is subject to material uncertainties and there can be no assurances that the Company's cash requirements will be satisfied for the next 12 months. Among the factors that could result in a cash or liquidity shortfall are a decline in operating revenue from sales and other sources, the inability to raise capital from the sale of securities, the inability to borrow adequate funds, unforeseen increases in costs and other expenses of operation or an unforeseen liability. To maintain its current operating level, the Company anticipates that the cash requirements for the next year of operations approximates $700,000.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 2001 AND 2000

     The Company generated revenues from operations in the amount of $539,558 with cost of sales of $428,907, and a gross margin of $110,851 for the nine months ended March 31, 2001 as compared to revenues in the amount of $487,403 with cost of sales of $275,076 and gross profit of $212,327 for the same period last year. The 20% increase in sales is due to the increased volume of injection molding. The decrease in profit margin is due to a reporting difference in 2001, wherein, depreciation on the molding equipment was included in the cost of goods sold. Therefore, if the depreciation were to be included in the March 2000 figures, the margin for the nine months ended March 31, 2000 would be approximately $81,000 instead of $212,327. Thus, our profit margin increased approximately 4% in comparison to the year 2000.

     Selling, general and administrative expenses were $237,368 for the nine months ended March 31, 2001. In comparison to the same period last year, these expenses decreased by $221,599. The decrease is due to the reporting difference for the depreciation of the molding equipment in the amount of approximately $131,000 as mentioned above. The difference of $90,000 was primarily due to the decrease in personnel and other overhead expenses as well as the continuing effort to minimize operating expenses. Management anticipates that general selling and administrative expenses will continue to remain constant.

     The Company incurred a loss of $(129,210) for the nine months ended March 31, 2001 compared to a loss of $(236,989) for the same time period a year ago. The $107,000 increase in net income is due to the increase in sales, the increase in gross margin, and the decrease in wages and overhead expenses.

     Due to the holidays and seasonal nature of orders, the second fiscal quarter is typically the slowest quarter of the year. No other seasonal aspects of the Company's business are expected to have a material effect on the financial conditions or results of operations.

     The Company's plan for 2001 is to increase sales in its plastic molding operations, explore potential acquisitions, and/or launch a sales force to engage new customers in order to increase volume and realize full manufacturing capacity in the Mesa, Arizona facility.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $80,387 at March 31, 2001 compared to $110,275 at June 30, 2000. The decrease in cash of $(29,888) was due primarily to the use of approximately $25,000 in operations, the payment of dividends in the amount of $4,118 and the payments on the lease obligation of $1,551. The Company's current cash requirements are for the operations of the Company, the purchase of inventory and payments on debt.

     Long term cash requirements are for the support of normal operating expenses, payments on our remaining capital lease obligation, and the payment of preferred dividends. If found, funds are anticipated for the acquisition of additional ventures, however, funds will need to be raised to support such new ventures, or to expand operations through a sales force. The company currently has not located any additional acquisitions. The Company believes that its existing cash and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash requirements for fiscal year 2001.

     The  Company's   principal   commitments  at  March  31,  2001  consist  of
obligations under capital leases and operating leases for facilities.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company leases its operating facilities located at 216 S. Alma School Road, Mesa, Arizona (the "Facility"). The Company shares the Facility with Diamond. In the Facility the Company uses 13,000 square feet for production and 2,000 square feet for offices. The Company leases the Facility pursuant to an operating lease that expired in July 1999. The Company has subsequently occupied the Facility on a month to month basis. Rent expense under the lease was approximately $86,000 for the year ended June 30, 1999 and $83,874 for the year ended June 30, 2000. The current lease rate is $6,885 per month.

     The Facility is in satisfactory condition and the Company has such space as management considers necessary or desirable to conduct the Company's business. Management believes the leased space will meet the needs of the Company for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the Common Stock ownership as of March 31, 2001, of (i) each person who is known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock; (ii) all directors; (iii) each of the executive officers; and (iv) directors and executive officers of the Company as a group:

TITLE OF         NAME AND ADDRESS OF                 SHARES             PERCENT
 CLASS             BENEFICIAL OWNER            BENEFICIALLY OWNED       OF CLASS
 -----             ----------------            ------------------       --------
 Common      Diamond Equities, Inc. (1)            8,372,000             62.95%
             216 South Alma School Road
                      Suite 10
                 Mesa, Arizona 85210

 Common        Cowley Group, Ltd. (2)              1,000,000              7.52%
                  Sea Meadow House
                    P.O. Box 116
                 Road Town, Tortola
               British Virgin Islands

 Common      Hane Development, Ltd. (2)            1,000,000              7.52%
                  Sea Meadow House
                    P.O. Box 116
                 Road Town, Tortola
               British Virgin Islands

 Common          John O. Hoffman (3)               1,100,000              8.27%
                      Director
                  4237 E. Hazelwood
               Phoenix, Arizona 85018

 Common         David D. Westfere (3)                764,000              5.74%
              President & CEO, Director
                 105 E. Ellis Drive
                Tempe, Arizona 85282

 Common         Todd D. Chisholm (3)                 764,000              5.74%
                    CFO, Director
               28 North Fairway Drive
              North Salt Lake, UT 84054

 Common        Directors and Officers              2,628,000             19.76%
                     as a Group

----------
(1) Shares of the Company's Common Stock held by Diamond are voted according to the decision of the full board of directors of Diamond. Information regarding the security ownership of beneficial owners and management of Diamond is provided in its Form l0-KSB Annual Report, a copy of which is available from Diamond, or from the Public Reference Section of the SEC in its Washington, DC office, and which information is incorporated herein by reference.
(2) The Company is informed that the boards of directors of Cowley Group Limited and Hane Development Limited determine decisions to be made respecting beneficial ownership of these shares.
(3)  The Shares are held directly and of record by the indicated shareholders.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table lists the directors and executive officers of the Company. Directors of the Company are elected at an annual meeting of shareholders. Executive officers serve at the pleasure of the Board of Directors.

      NAME            AGE                     POSITION                          TERM AS DIRECTOR
      ----            ---                     --------                          ----------------
David D. Westfere     34    Director, President and Chief Executive Officer           2001

Todd D. Chisholm      38    Director, Chief Financial Officer and Secretary           2001

John O. Hoffman       37    Director, Chief Operating Officer                         2001

     DAVID WESTFERE has been the President and Chief Executive Officer as well as a Director of the Company since its inception in 1997. Mr. Westfere presently works part time for the Company dedicating approximately 33% of his typical workweek to the Company's business and affairs. Since 1999 Mr. Westfere has been the owner-operator of a towing service company, as such he allocates part of his workweek to the towing company's affairs. In addition, since April 1995, Mr. Westfere has been President, Chief Executive Officer and a Director of Diamond. From September 1984 to June 1987, Mr. Westfere attended the University of Akron.

     TODD D. CHISHOLM has also been with the Company since its inception. He has served as the Company's Chief Financial Officer and Secretary since 1997. Mr. Chisholm has also served as a Director of the Company since 1997. Mr. Chisholm dedicates about 5% of his workweek to the Company's business and affairs. Since June 27, 1995, Mr. Chisholm has served Diamond as a Director and as its Chief Financial Officer and Secretary. In addition, as of April 1995, he has been the Vice President and Chief Financial Officer of The Solarium, Inc., a privately held travel and tanning center. As of 1992, Mr. Chisholm has been a certified public accountant. He has been the President of the accounting firm of Chisholm & Associates since June 1, 2000. Prior to that, he was a partner of the accounting firm of Crouch, Bierwolf & Chisholm from May 1995 to June 1, 2000. Mr. Chisholm received a Bachelor of Arts degree in business from the University of Utah.

     Mr. Chisholm performs accounting services for the Company for which he is paid an hourly fee. It is believed that the terms of the arrangement between Mr. Chisholm and the Company are at least as favorable as terms that could be obtained with a non-affiliated party.

     JOHN O. HOFFMAN has been a Director of the Company since 1998. Mr. Hoffman also serves as the Company's Chief Operating Officer dedicating approximately 3% of his typical workweek to the Company's business and affairs. Mr. Hoffman is the current Co-Owner and CEO of Orion Environmental Southwest, Inc., a Stage II Environmental Compliance Testing company specializing in the service station industry. Mr. Hoffman was the President, Chief Executive Officer, and Owner of Premier Plastics Corporation from 1994 to 1998. From 1992 to 1994, Mr. Hoffman was Senior Operations Engineer and Manager of Site Development for Taco Bell Corporations/PepsiCo in Irvine, California. Mr. Hoffman has also worked as a design manager for business transactions that included forecasting and labor scheduling systems, the creation and maintenance of operational standard databases, and various labor savings, trade-off, and Human Factors/Ergonomics studies. From 1990 to 1992, Mr. Hoffman worked as an Industrial/Manufacturing Engineer at Northrop Corporation's B-2 Division in Pico Rivera, California.

ITEM 6. EXECUTIVE COMPENSATION

OFFICER COMPENSATION

     The following table summarizes the compensation payable to executive officers:

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION                           LONG TERM COMPENSATION
                           --------------------------------------                 ------------------------
                                                                       Awards                  Payouts
                                                                      --------                -----------
                                                                                  SECURITIES
    NAME &        YEAR                                               RESTRICTED   UNDERLYING
  PRINCIPAL      ENDING                              OTHER ANNUAL      STOCK       OPTIONS/     LTIP          ALL OTHER
   POSITION      JUNE 30   SALARY ($)   BONUS ($)   COMPENSATION($)   AWARD(S)     SARS (#)   PAYOUTS ($)  COMPENSATION($)
   --------      -------   ----------   ---------   ---------------   --------     --------   -----------  ---------------
David Westfere,   2000       30,000         0             0              0         100,000        0              0
 President &      1999       40,000         0             0              0         100,000        0              0
 CEO, Director

     No executive officer of the Company received any compensation exceeding $100,000 for the fiscal years ended June 30, 1999 or 2000.

EMPLOYMENT AGREEMENTS

     On June 1, 1998, the Company entered into a written Employment Agreement ("Agreement") with its Chief Executive Officer, David D. Westfere. The Agreement provides for an initial employment term of three years with an option to renew for an additional three year term. Mr. Westfere's executive management duties include the areas of operations, sales, and finance of the plastic injection molding facilities. Mr. Westfere's annual salary is based on annual sales and a bonus is based upon performance requirements as outlined in the Agreement. Salary is adjusted annually to reflect the increase, if any, in the cost of living.

     The Agreement provides Mr. Westfere with fringe benefits such as the option of purchasing 100,000 shares of the common stock of the Company each year at $0.02 per share. Mr. Westfere is also provided with health and dental insurance. The Agreement contains an indemnification provision. The Agreement provides that the Company may terminate Mr. Westfere for "cause" as defined in the Agreement or if he is physically or mentally incapable of performing his duties for a period of three consecutive months. Mr. Westfere may terminate the Agreement for "Good Reason" as defined in the Agreement by giving the Company written notice. In the event of termination due to physical or mental incapacity, the Company shall continue to pay Mr. Westfere his salary until the end of the then current term of the Agreement. Upon termination due to Mr. Westfere's death, the Company shall pay to Mr. Westfere's spouse (or estate) one year's salary and any moneys due him from the Company under the Agreement as of the date of his death. If the Company improperly terminates Mr. Westfere in breach of the Agreement or if Mr. Westfere terminates his employment for Good Reason, then the Company shall pay Mr. Westfere his full salary through the Date of Termination as defined in the Agreement as well as his then current monthly salary for the succeeding twelve months commencing on the last day of the month in which the Date of Termination occurs. If Mr. Westfere terminates the Agreement without Good Reason, he shall be entitled to any bonus or incentive plan award if all other plan performance criteria have been met.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                               [INDIVIDUAL GRANTS]

                    NUMBER OF
                   SECURITIES      PERCENT OF TOTAL
                   UNDERLYING        OPTIONS/SARS       EXERCISE OR
                  OPTIONS/SARS   GRANTED TO EMPLOYEES    BASE PRICE   EXPIRATION
     NAME          GRANTED (#)      IN FISCAL YEAR       ($/SHARE)       DATE
     ----          -----------      --------------       ---------       ----
David Westfere      100,000(1)           100               $0.02       5/31/03

----------
(1) The Company adopted an employee stock option plan in June 1998 pursuant to which options may be granted to key employees and/or officers who are selected by the Board of Directors. The exercise price of the options granted pursuant to the Plan are determined by the Board of Directors on a case-by-case basis. Options are exercisable over a three year period and only while the optionee remains an employee of the Company, except that, in the event of an optionee's termination of employment by reason of disability or death while an employee, the option may be exercisable until one year after the employee's termination or death. The Plan allows granting of up to 2,400,000 shares of the Company's common stock. Mr. Westfere also received stock as set forth in the discussion in Note 12 of the Financial Statements that are incorporated herein. No other options are currently outstanding.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                              AND FY-END OPTION/SAR

                                     VALUES

                                                  NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                    SHARES                       UNDERLYING UNEXERCISED            IN-THE-MONEY
                 ACQUIRED ON       VALUE       OPTIONS/SARS AT FY END (#)   OPTIONS/SARS AT FY END ($)
    NAME         EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
    ----         ------------   ------------   -------------------------    -------------------------
David Westfere     500,000        $20,000                  0                           $0

DIRECTOR COMPENSATION

     Directors are permitted to receive fixed fees and other compensation for their services, as determined by the Board of Directors. However, no amounts have been paid to the directors of the Company in such capacity.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Diamond is the parent of the Company, currently owning approximately 63% of the outstanding Common Stock of the Company. The Company does not owe any sums to Diamond, however, at the inception of the Company, Diamond loaned cash to the Company and directly paid certain Company expenses, for which the Company was indebted to Diamond, as recorded in an intercompany account. As of June 30, 1999, the Company owed Diamond $312,649, and as of June 30, 2000, the Company owed Diamond $465,586. On September 30, 2000, the Company issued 1,800,000 shares of its common stock to Diamond in payment of the then-current balance of $454,283.

     Diamond employs Todd D. Chisholm as its Chief Financial Officer and Secretary/Treasurer. In addition, Mr. Chisholm is a director of Diamond. Mr. Chisholm performs accounting services for Diamond for which he is paid an hourly fee. It is believed that the terms of the arrangement between Mr. Chisholm and the Parent are at least as favorable as terms that could be obtained with a non-affiliated party.

     Furthermore, Mr. Chisholm was a partner of the accounting firm of Crouch, Bierwolf & Chisholm until June 1, 2000, and the proprietor of the accounting firm of Chisholm & Associates thereafter. Both firms have performed accounting services for the Company and for Diamond. For the year ended June 30, 2000, the Company paid $7,922 for accounting services to firms with which Mr. Chisholm had been associated.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized  to issue common and preferred  stock as follows:
(i) 50,000,000 shares of Common Stock, par value $0.001 per share ("Common Stock"); (ii) 50,000,000 shares of Class A Preferred Stock, $0.001 par value, non-voting, with other terms or preferences set by the Board of Directors ("Class A Preferred Stock"); (iii) 50,000,000 shares of Class B Preferred Stock, $0.001 par value, non-voting, with other terms or preferences set by the Board of Directors ("Class B Preferred Stock"); (iv) 50,000,000 shares of Class C Preferred Stock, $0.001 par value, non-voting, with other terms or preferences set by the Board of Directors ("Class C Preferred Stock").

COMMON STOCK

     Currently the Company has outstanding 13,300,000 shares of Common Stock. All shares of Common Stock are equal to each other with respect to voting and dividend rights, and equal to each other with respect to dissolution and liquidation rights. Special meetings of the shareholders may be called by the Board of Directors, the Chairman of the Board (if such an officer is appointed), the President or by the President and Secretary upon the written request of owners of at least a majority of all of the shares entitled to vote at the proposed meeting. At any meeting of the shareholders, each shareholder is entitled to one vote for each share of Common Stock owned as of the record date fixed by the Board of Directors in accordance with the bylaws of the Company. At any meeting of shareholders, fifty-one percent (51%) of the number of shares entitled to vote at the meeting as indicated in the articles of incorporation, whether represented in person or by proxy, constitutes a quorum. There are no conversion, preemptive, redemption or other subscription rights or privileges with respect to any share of Common Stock. The Board of Directors is empowered under Nevada law to issue shares of authorized capital stock for such consideration as the Board of Directors shall fix. Reference is made to the articles of incorporation and bylaws of the Company, as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. The Company's bylaws may be amended by the Board of Directors without notice to the shareholders. The articles of incorporation provide that there shall be no cumulative voting by shareholders of the Company. This means that the holder(s) of more than fifty percent (50%) of the Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

PREFERRED STOCK

     The Company's articles of incorporation, as amended, authorize the issuance of three classes of Preferred Stock, as described above. The Board of Directors has the authority, without shareholder approval, to issue shares of Preferred Stock in one or more series from time to time, and to fix the designations, relative rights, priorities, preferences, qualifications, limitations, and restrictions of such Preferred Stock.

     On September 29, 1998, the Company offered 1,000 shares of Class A Preferred Stock, formally designated as "$1,000 par value, ten percent (10%), Class A Convertible Preferred Stock," at a price of $1,000 per share. The Company sold 36 shares of Class A Preferred Stock which are currently outstanding. The Class A Preferred Stock has the rights, preferences and privileges which are summarized below:

     DIVIDENDS. The Class A Preferred Stock is entitled to receive yearly dividends at the rate of ten percent (10%) of the par value of the Class A Preferred Stock per annum. Such dividends are payable quarterly, on the first day of each calendar quarter beginning January 1, 1999. The quarterly dividend is fully cumulative and accrues, whether or not earned, without interest, from the date of issuance. No dividends may be paid or set aside with respect to the Common Stock, unless the accrued quarterly dividend for the Class A Preferred Stock shall have been fully paid.

     SINKING FUND. The Company has not established a sinking fund with respect to the Class A Preferred Stock.

     CONVERSION RIGHTS. Each share of Class A Preferred Stock may be converted, at the option of the holder, into Units consisting of 400 shares of fully-paid and non-assessable Common Stock and warrants to purchase 200 shares of

Common Stock at a price of $4.50 per share (each, a "Warrant"). The Class A Preferred Stock may be converted at any time subsequent to the 120 days proceeding the Company's intended initial public offering. Following conversion, all accrued and unpaid dividends with respect to Class A Preferred Stock shall remain accrued until paid. The conversion ratio will be adjusted if the Company changes its capitalization, such as by stock dividend, reclassification or merger. See "Anti-Dilution Provisions," below.

     CALL PROVISIONS. The Company may, upon 30 days notice, redeem all or any part of the Class A Preferred Stock, at any time, or from time to time, by paying $1,150 per share plus, in each case, a sum equal to all accumulated and unpaid dividends as declared on the date fixed for redemption.

     LIQUIDATION PREFERENCE. Upon liquidation of the Company, after payment of all other obligations of the Company and before distribution to any holder of Common Stock, each share of Class A Preferred Stock is entitled to payment of $1,000. If the assets of the Company are insufficient to permit payment to the holders of the Class A Preferred Stock of their full preferential amounts, then such assets shall be distributed ratably among the outstanding shares of Class A Preferred Stock. Subject to such preferential rights, the holders of the Common Stock shall receive ratably, all remaining assets of the Company.

     REGISTRATION RIGHTS. After registration of Company Common Stock for a public offering, the holder of the Common Stock issued upon conversion of the Class A Preferred Stock and the Common Stock issued upon conversion and upon exercise of the Warrant will have the right to register such Common Stock at the Company's expense and on a PRO RATA basis, subject to approval by state regulatory agencies and the underwriter of such offering.

     VOTING. The Class A Preferred Stock is nonvoting as to the election of directors and other matters upon which holders of Common Stock are entitled to vote.

     ANTI-DILUTION PROVISIONS. The Class A Preferred Stock is subject to standard anti-dilution provisions in the event of changes in capitalization or structure of the Company, such as stock splits, capital reorganizations or reclassifications, consolidations or mergers, or the sale of all or substantially all of the assets of the Company .

     WARRANTS. Each Warrant will entitle the holder to purchase one share of Common Stock for the price of $4.50 per share if the Warrant is exercised within the time period beginning 180 days after the date of closing of its public offering, if made. If the Warrant is exercised thereafter but before 5 years from the date of closing the offering, the price will be $5.75 per Share. The exercise price shall be payable in cash. The exercise price will be adjusted according to anti-dilution provisions of the Warrants, such as for stock splits, reclassifications and mergers.

     The Company has not issued any shares of Class B Preferred Stock or Class C Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET FOR COMMON EQUITY

     The Company's Common Stock has historically been closely held and not publicly traded. The Company's stock is not currently listed on any national stock exchanges. Currently, there is no market for either the Class A Preferred Stock or the Common Stock of the Company.

SHARES OUTSTANDING

COMMON STOCK

     As of March 31, 2001, there were 13,300,000 shares  outstanding,  with nine
(9) holders of record of the Company's Common Stock. The Company has paid no dividends on its Common Stock since its inception.

PREFERRED STOCK

     As of March 31, 2001, there were thirty-six (36) shares of Class A Convertible Preferred Stock outstanding, with five (5) holders of record. The Company has paid $4,194 dividends on the Class A Preferred Stock in the prior two fiscal years. Dividends of $988 are accrued as of March 31, 2001.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings or government actions (except as set forth below), including any material bankruptcy, receivership, or similar proceedings. Except as set forth below, management of the Company does not believe that there are any material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5 percent of the Common Stock of the Company, or any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

     The Company was allegedly in default on the remaining balance due on a note payable to Accurate in the amount of $116,325 as of June 30, 1999. Also, the Company was performing services in lieu of payments on a note payable in the amount of $94,639 assumed from Accurate in 1998 in connection with the purchase of the assets of Accurate. In March 1999, an agreement was reached with Accurate and Roy L. Thompson (the "Holders") to return all material and tooling belonging to the Holders and to offset $46,015 owing from the Holders against the note balance, resulting in a gain of $48,624. Nonetheless, on July 9, 1999 the Holders filed a lawsuit against the Company related to the note payable and a consulting agreement with Mr. Thompson. A settlement was reached on November 23, 1999 whereby the Company agreed to pay $165,000 and issue 14,000 shares of Diamond common stock to the Holders as payment in full for the note payable and commitment relating to the consulting agreement.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     King, Weber and Associates, P.C. ("King") of Tempe, Arizona served as the Company's independent auditors for the fiscal year ended June 30, 1999. On or about July 30, 2000, the Company notified King that it had approved the engagement of Mantyla McReynolds as its independent auditors. The change in accountants was approved by the Company's Board of Directors.

     For the two fiscal years preceding the termination of King, there were no disagreements between the Company and King concerning any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which such disagreement, if not resolved to King's satisfaction, would have caused King to make reference to the subject matter of the disagreement in connection with its report. The audited financial statements prepared by King for fiscal year ended June 30, 1999 were qualified stating that there was doubt regarding the Company's ability to continue as a going concern.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The Company has sold securities within the past three years without registering the securities under the Securities Act. The Company's stock has never been offered to the public. The shareholders identified below are either insiders or affiliates of the Company or independent investors known to the Company or its executive officers directors and/or promoters. None of the offerings below have been underwritten.

     The following table identifies all issuances of Class A Preferred Stock. The shares of the Company's Class A Preferred Stock that are issued and outstanding are non-voting. The description of the rights, preferences and privileges of the Class A Preferred Stock is set forth above in "Description of Securities." All shares of Class A Preferred Stock were issued for $1,000 per share pursuant to a private placement. All shares were issued for cash consideration. Dividends for all such shares in the amount of $988 had accrued as of March 31, 2001.

     The Company issued the Class A Preferred Stock identified in the table below after ascertaining the issuees qualifications as accredited investors. The Company required each investor to complete a Purchaser Questionnaire and Subscription Agreement in which the investor made certain representations as to his/her qualifications as an "accredited investor." For example, each investor made representations as to net worth, net income, investment experience and education. These investments did not individually exceed $10,000. All Class A

Preferred Stock was issued pursuant to the exemption from registration afforded by ss.4(2) of the 1933 Act. The holders of Class A Preferred Stock are not affiliated with the Company.

                                                    NUMBER OF         CASH
NAME OF PURCHASER            DATE ISSUED             SHARES       CONSIDERATION
-----------------            -----------             ------       -------------
Dr. Lincoln T. Griswold      December 1, 1998          10            $10,000
Thomas Hazel                 February 1, 1999          10             10,000
Richard & Cheryl Dilbeck     April 1, 1999             10             10,000
Patrick J. McDaniel          May 1, 1999                6              6,000

     The following table identifies share information for the Company's Common Stock that retroactively reflects two stock splits declared by the Company as if they had occurred at the beginning of the earliest period presented. The first stock split, a 1-for-3 reverse stock split, occurred on September 17, 1998. The number of outstanding shares was reduced from 3,000,000 to 1,000,000. On
September 8, 1999, the Company effected an 8-for-1 stock split, thereby increasing the number of outstanding shares to 8,000,000.

                                                    NUMBER OF         CASH
NAME OF PURCHASER          DATE ISSUED               SHARES       CONSIDERATION
-----------------          -----------               ------       -------------
Diamond                    June 15, 1998
                           July 20, 1998           6,572,000           (1)
John O. Hoffman            June 15, 1998             800,000           (2)
David Westfere             September 17, 1998        264,000           (3)
Todd Chisholm              June 30, 1998             264,000           (3)
Cowley Group Limited       September 9, 1999       1,000,000           (4)
Hane Development, Ltd.     September 9, 1999       1,000,000           (4)
David Westfere             June 26, 2000             500,000           (5)
Todd Chisholm              June 26, 2000             500,000           (5)
John Hoffman               June 26, 2000             300,000           (5)
Kenneth E. Curtis          June 26, 2000             100,000           (5)
Marcie G. Brown            June 26, 2000             100,000           (5)
Diamond                    September 30, 2000      1,800,000           (6)

----------
(1) These shares were issued for the sum of $550,000 in a single offering to Diamond. Diamond is the parent of the Company and has some common directors and officers. The sale and issuance of shares to Diamond were exempt from registration under ss.4(2) of the 1933 Act.
(2) As part of the consideration tendered in the acquisition of Premier, John Hoffman, the selling shareholder of Premier, received 300,000 pre-split shares of common stock of the Company valued at $0.25 per share. At the time of the issuance, Mr. Hoffman was the Chief Operating Officer of the Company. The sale and issuance of shares to Mr. Hoffman was therefore made under ss.4(2) of the 1933 Act.
(3) These shares were issued to Messrs. Westfere and Chisholm in lieu of salary. At the time of the issuance, Mr. Westfere was the Chief Executive Officer of the Company and Mr. Chisholm was the Chief Financial Officer, each was aware of the Company's financial condition, status of operations and prospects. The sale and issuance of shares to Messrs. Westfere and Chisholm were therefore made under ss.4(2) of the 1933 Act.
(4) Pursuant to private party transactions, Cowley Group Limited and Hane Development Limited, offshore investment companies not affiliated with the Company, each purchased 1,000,000 shares of the common stock of the Company valued at a price of $0.09 per share for a total purchase price of $90,000. The sale and issuance of shares were pursuant to the exemption provided under ss.4(2) of the 1933 Act.
(5) Incorporated herein by reference is Note 12 to the financial statements. At the time of the issuance, these individuals were employees of the Company deeply involved and familiar with the operations of the Company. These shares were issued pursuant to the exemption from registration afforded by ss.4(2) of the 1933 Act.

(6) The Company issued 1,800,000 shares of common stock to Diamond in satisfaction of inter-company debt in the amount of $454, 283. Diamond is the parent of the Company and has some common directors and officers. The sale and issuance of shares to Diamond were exempt from registration under ss.4(2) of the 1933 Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     With respect to suits filed directly and derivatively against directors, officers, employees and agents of a corporation arising out of their alleged action or inaction on behalf of the corporation, Section 78.7502 of the Nevada Revised Statutes permits a Nevada corporation to indemnify its officers, directors, employees and agents from and against claims or liabilities arising out of such persons' conduct as officers, directors, employees or agents if such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal proceeding or action, in a manner the officer, director, agent or employee had no reasonable cause to believe was illegal. Section 78.751 of the Nevada Revised Statutes provides that any such discretionary indemnification may be made only after a determination that indemnification is proper under the circumstances, which determination shall be made by the stockholders, a majority of the disinterested directors or based upon the written opinion of independent legal counsel, as permitted by Section 78.751.2 of the Nevada Revised Statutes.

     Article VII of the Articles of Incorporation of the Company expressly provides that the Company may indemnify the agents, directors and officers of the Company to the fullest extent permitted by Nevada law. In addition, Article VIII of the Bylaws of the Company provides for mandatory indemnification of the directors, officers, employees and agents of the Company. In general, these indemnification provisions in the Company's charter documents provide for mandatory indemnification in instances which under the Nevada statutes are permissive only; provided however, that such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

                        PRECISION PLASTICS MOLDING, INC.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Independent Auditor's Report                                                F-2

Independent Auditor's Report                                                F-3

Balance Sheets - June 30, 2000 and December 31, 2000 (unaudited)            F-4

Statements of Operations for the years ended June 31, 2000 and 1999 and
for the six month periods ended December 31, 2000 and 1999 (unaudited)      F-5

Statement of Stockholders' Equity for the years ended June 30, 2000 and
1999 and for the six month periods ended December 31, 2000 and 1999
(unaudited)                                                                 F-6

Statements of Cash Flows for the years ended June 30, 2000 and 1999 and
for the six month periods ended December 31, 2000 and 1999 (unaudited)      F-7

Notes to Financial Statements                                               F-8

Balance Sheets - March 31, 2001 (unaudited) and June 30, 2000               F-16

Unaudited Statements of Operations for the three months ended
March 31, 2001 and 2000 and for the nine months ended March 31, 2001
and 2000                                                                    F-18

Unaudited Statements of Cash Flows for the nine months ended
March 31, 2001 and 2000                                                     F-19

Notes to Financial Statements - March 31, 2001                              F-21

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Precision Plastics Molding, Inc.:

We have audited the accompanying balance sheet of Precision Plastics Molding, Inc. (the "Company"), as of June 30, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Plastics Molding, Inc. at June 30, 1999 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred net losses for the year ended June 30, 1999 of $191,716 and has $312,649 payable to its parent as of June 30, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are discussed in Note 3. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ KING, WEBER & ASSOCIATES, P.C.
Tempe, Arizona
November 16, 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
Precision Plastics Molding, Inc.

We have audited the accompanying balance sheet of Precision Plastics Molding, Inc. as of June 30, 2000, and the related statements of operations, stockholders' equity, and cash flows for the year ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Precision Plastics Molding, Inc, for the period ended June 30 1999, were audited by other auditors whose report dated November 16, 1999, expressed an unqualified opinion on those statements. The accompanying financial statements as of December 31, 2000 and 1999 have been included without audit and accordingly, we do not express and opinion on them.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Plastics Molding, Inc., as of June 30, 2000, and the results of operations and cash flows for the periods ended June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has accumulated losses from operations since its inception and has experienced declining revenue which raises substantial doubt about the ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ MANTYLA McREYNOLDS

Salt Lake City, Utah
August 4, 2000

                        PRECISION PLASTICS MOLDING, INC.
            BALANCE SHEETS AS OF JUNE 30, 2000 AND DECEMBER 31, 2000

                                     ASSETS

                                                                                          (UNAUDITED)
CURRENT ASSETS                                                        JUNE 30, 2000    DECEMBER 31, 2000
                                                                      -------------    -----------------
  Cash & cash equivalents - Note 2                                     $   110,275        $   113,248
  Accounts receivable - net of allowance of $9,096 - Note 13                83,606             66,296
  Inventory - Notes 2 & 5                                                   98,581            113,159
                                                                       -----------        -----------
       TOTAL CURRENT ASSETS                                                292,462            292,703

PROPERTY AND EQUIPMENT - NOTE 2 & 7
  Property and equipment                                                 1,006,094          1,006,094
  Less: Accumulated depreciation                                          (398,893)          (502,801)
                                                                       -----------        -----------
       NET PROPERTY AND EQUIPMENT                                          607,201            503,293

OTHER ASSETS
  Deposit                                                                    6,750              6,750
                                                                       -----------        -----------
       TOTAL OTHER ASSETS                                                    6,750              6,750
       TOTAL ASSETS                                                    $   906,413        $   802,746
                                                                       ===========        ===========

                       LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                                     $    13,912        $    22,884
  Payable to parent                                                        465,586                  0
  Accrued liabilities                                                       53,619             41,548
  Current portion of capital leases - Note14                                 2,091              2,138
                                                                       -----------        -----------
       Total Current Liabilities                                           535,208             66,570

Long-Term Liabilities
  Capital leases payable - Note 14                                           4,378              3,357
  Less current portion of capital leases                                    (2,091)            (2,138)
                                                                       -----------        -----------
       Total Long-Term Liabilities                                           2,287              1,219
                                                                       -----------        -----------
         Total Liabilities                                                 537,495             67,789

Stockholders' Equity - Notes 12 &15
  Preferred stock - Series A 10%, $1,000 par value, convertible,
  1,000 shares authorized, 36 shares issued and outstanding,
  liquidation preference of $36,000                                         36,000             36,000
  Capital stock -- 50,000,000 shares authorized, $.001 par
    value; 11,500,000 and 13,300,000 shares issued and outstanding          11,500             13,300
  Additional paid-in capital                                               870,589          1,323,072
  Accumulated deficit                                                     (549,171)          (637,415)
                                                                       -----------        -----------
       TOTAL STOCKHOLDERS' EQUITY                                          368,918            734,957
                                                                       -----------        -----------
       TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                        $   906,413        $   802,746
                                                                       ===========        ===========

                 See accompanying notes to financial statements

                        PRECISION PLASTICS MOLDING, INC.
                  STATEMENTS OF OPERATIONS FOR THE YEARS ENDED

               JUNE 30, 2000 AND 1999, AND THE SIX MONTH PERIODS
                        ENDED DECEMBER 31, 2000 AND 1999

                                                                                        UNAUDITED        UNAUDITED
                                                                                           SIX              SIX
                                                        YEAR             YEAR             MONTHS           MONTHS
                                                        ENDED            ENDED             ENDED           ENDED
                                                       6/30/00          6/30/99          12/31/00         12/31/99
                                                     -----------      -----------      ------------      -----------
Revenues - Note 2                                    $   689,288      $ 1,367,610      $    367,449      $   344,473
Cost of sales                                            362,569        1,063,840           310,323          211,291
                                                     -----------      -----------      ------------      -----------
       GROSS PROFIT                                      326,719          303,770            57,126          133,182
                                                     -----------      -----------      ------------      -----------

OPERATING EXPENSES:
  Marketing, general and administrative                  662,253          501,978           144,926          303,285
                                                     -----------      -----------      ------------      -----------
  Total Operating Expenses                               662,253          501,978           144,926          303,285
                                                     -----------      -----------      ------------      -----------
       NET LOSS FROM OPERATIONS                         (335,534)        (198,208)          (87,800)        (170,103)

Other Income/(Expense)
  Interest expense                                        (1,475)          45,371              (276)          (2,466)
  Loss on sale of assets                                       0           12,861                 0                0
  Other income                                                 0          (16,100)            2,136           11,015
                                                     -----------      -----------      ------------      -----------
       TOTAL OTHER INCOME/(EXPENSE)                       (1,475)          42,132             1,860            8,549
                                                     -----------      -----------      ------------      -----------
  LOSS FROM OPERATIONS BEFORE EXTRAORDINARY ITEM        (337,009)        (240,340)          (85,940)        (161,554)

EXTRAORDINARY ITEM:
  Debt forgiveness income                                      0           48,624                 0                0
                                                     -----------      -----------      ------------      -----------
       NET LOSS                                      $  (337,009)     $  (191,716)     $    (85,940)     $  (161,554)
                                                     ===========      ===========      ============      ===========

BASIC LOSS/SHARE - NOTES 2 & 3
  CONTINUING OPERATIONS                              $     (0.03)     $     (0.03)     $      (0.01)     $     (0.02)
EXTRAORDINARY ITEM                                          0.00             0.01              0.00             0.00
                                                     -----------      -----------      ------------      -----------
                                                           (0.03)     $     (0.02)            (0.01)     $     (0.02)
                                                     -----------      -----------      ------------      -----------
WEIGHTED AVERAGE NUMBER SHARES                         9,791,665        7,644,448        12,400,000        8,000,000
                                                     ===========      ===========      ============      ===========

                 See accompanying notes to financial statements

                        PRECISION PLASTICS MOLDING, INC.
                   STATEMENT OF STOCKHOLDERS' EQUITY/(DEFICIT)
               FOR THE YEARS ENDED JUNE 30, 2000 AND JUNE 30, 1999

                                   COMMON                  ADDITIONAL
                                   SHARES        COMMON      PAID-IN     PREFERRED                 ACCUMULATED
                                   ISSUED        STOCK       CAPITAL       SHARES      AMOUNT        DEFICIT         TOTAL
                                 ----------     -------     ----------     ------     --------      ---------      ---------
                                                                                                    $ (15,342)     $ 206,747

Stock purchased by parent         5,333,333       5,333        394,667                                               400,000

Stock issued as compensation        266,667         267         19,733                                                20,000

Issuance of Series A                                                           36       36,000                        36,000

Preferred dividends                                                                                    (1,504)        (1,504)

Net loss for the year ended
 June 30, 1999                                                                                       (191,716)      (191,716)
                                 ----------     -------     ----------     ------     --------      ---------      ---------
BALANCE, JUNE 30, 1999            8,000,000     $ 8,000     $  634,089         36     $ 36,000      $(208,562)     $ 469,527
                                 ----------     -------     ----------     ------     --------      ---------      ---------

Stock issued for cash             2,000,000       2,000        178,000                                               180,000

Stock issued for services         1,500,000       1,500         58,500                                                60,000

Preferred dividends                                                                                    (3,600)        (3,600)

Net loss for the year ended
 June 30, 2000                                                                                       (337,009)      (337,009)
                                 ----------     -------     ----------     ------     --------      ---------      ---------
BALANCE, JUNE 30, 2000           11,500,000     $11,500     $  870,589         36     $ 36,000      $(549,171)     $ 368,918
                                 ----------     -------     ----------     ------     --------      ---------      ---------
Issued stock for debt,
September 30, 2000                1,800,000       1,800        452,483                                               454,283

Preferred dividends                                                                                    (2,304)        (2,304)

Net loss for six month
period ended December 31, 2000                                                                        (85,940)       (85,940)
                                 ----------     -------     ----------     ------     --------      ---------      ---------
BALANCE, DECEMBER 31, 2000       13,300,000     $13,300     $1,323,072         36     $ 36,000      $(637,415)     $ 734,957
                                 ==========     =======     ==========     ======     ========      =========      =========

                 See accompanying notes to financial statements

                        PRECISION PLASTICS MOLDING, INC.
                   STATEMENT OF STOCKHOLDERS' EQUITY/(DEFICIT)
      FOR THE YEARS ENDED JUNE 30, 2000 AND 1999, AND THE SIX MONTH PERIODS
                        ENDED DECEMBER 31, 2000 AND 1999

                                                                                               UNAUDITED     UNAUDITED
                                                                                              SIX MONTHS    SIX MONTHS
                                                                YEAR ENDED     YEAR ENDED        ENDED         ENDED
                                                                 6/30/00        6/30/99        12/31/00      12/31/99
                                                                 -------        -------        --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                                        $(337,009)     $(191,716)     $ (85,940)     $(161,554)
Adjustments to reconcile net income to net cash
provided by operating activities:
    Depreciation and amortization                                 208,513        212,762        103,908        103,465
    Allowance accounts receivable                                  (4,510)             0              0              0
    Forgiveness of debt                                                 0        (48,624)             0              0
    Stock issued for compensation                                  60,000         20,000              0              0
    Loss on disposal of equipment                                       0         12,861              0              0
    Decrease/(increase) in accounts receivable                    119,342        (10,564)        17,310        137,155
    Increase/(decrease) in accounts payable                       (81,469)       (81,756)         8,972        (18,187)
    Increase/(decrease) in other current liabilities               (3,058)        52,567        (12,071)       (36,461)
    Decrease/(increase) in inventories                             85,562        (95,175)       (14,578)        87,055
    Decrease/(increase) in other assets                                 0         (6,750)             0              0
    Increase/(decrease) in customer deposits                       (8,809)         8,809              0         (8,809)
    Decrease/(increase) in prepaid expenses                         6,628         (1,517)             0          1,699
                                                                ---------      ---------      ---------      ---------
        NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES           45,190       (129,103)        17,601        104,363
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase business assets                                            0       (375,000)             0              0
    Purchase of property, machinery and equipment                 (13,931)       (13,265)             0              0
                                                                ---------      ---------      ---------      ---------
        NET CASH USED FOR INVESTING ACTIVITIES                    (13,931)      (388,265)             0              0
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds form issuance of common stock                        180,000              0              0        180,000
    Principal payments on capital leases                          (33,435)      (101,424)        (1,021)       (21,478)
    Payments on notes payable                                           0       (110,885)             0              0
    Settlement on note payable                                   (165,000)             0              0       (165,000)
    Issuance of Preferred Series A stock                                0         36,000              0              0
    Proceeds from stock purchased by parent                             0        400,000              0              0
    Payment of dividends                                           (3,567)          (627)        (2,304)          (877)
    Payable to parent                                              38,143        312,349        (11,303)        58,249
                                                                ---------      ---------      ---------      ---------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                  16,141        535,413        (14,628)        50,894
                                                                ---------      ---------      ---------      ---------
          NET INCREASE/(DECREASE) IN CASH                          47,400         18,045          2,973        155,257
BEGINNING CASH AND CASH EQUIVALENTS                                62,875         44,830        110,275         62,875
                                                                ---------      ---------      ---------      ---------
ENDING CASH AND CASH EQUIVALENTS                                $ 110,275      $  62,875      $ 113,248      $ 218,132
                                                                =========      =========      =========      =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for interest                      $   1,475      $  41,166      $     276      $   2,466
    Cash paid during the year for income taxes                         50              0              0              0

NONCASH INVESTING AND FINANCING ACTIVITIES:
    Stock issued by parent in settlement of debt                $ 114,794      $       0      $ 454,283      $       0
    Accounts Payable assumed in asset purchase                                   176,859
    Capital leases assumed in asset purchase                                     185,733
    Note payable assumed in asset purchase                                        94,639
    Notes payable issued in asset purchase                                       390,679
    Equipment acquired under capital lease                                         8,097
    Accounts receivable offset against note payable balance
      forgiven                                                                    46,015
    Note payable forgiven                                                         94,639
    Equipment returned to lessor (net of depreciation)                            98,966
    Capital lease obligation settled by equipment return                          86,105

                 See accompanying notes to financial statements

                        PRECISION PLASTICS MOLDING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE 1 ORGANIZATION AND BASIS OF PRESENTATION

     Precision Plastics Molding, Inc. (the "Company") was formed in Nevada in November 1997 for the purpose of acquiring the assets of two or more small, custom injection plastic molders. The Company is a majority owned subsidiary of Diamond Equities, Inc. which owned 58% of the Company at June 30, 2000.

     On June 15, 1998 the Company purchased the assets of a plastic injection molding business. On July 20, 1998 the Company purchased the assets of a second plastic injection molding business. The new businesses are located in Arizona and business is generated in the southwestern United States.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     CASH AND CASH EQUIVALENTS

     Include  all  short-term   highly  liquid   investments  that  are  readily
     convertible to known amounts of cash and have original maturities of three months or less.

     INVENTORIES

     Consist of finished goods, work in process and raw materials and are stated at the lower of cost (specific identification) or market.

     INCOME TAXES

     The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

     PROPERTY, MACHINERY AND EQUIPMENT

     Property, machinery and equipment are stated at cost and are depreciated on the straight-line method over their respective estimated useful lives ranging from 3 to 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

     REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of product.

     ADVERTISING EXPENSES

     The Company expenses advertising costs as incurred. Advertising expenses were $1,796 and $11,337 for the years ended June 30, 2000 and 1999, respectively.

     FINANCIAL INSTRUMENTS

     Financial instruments consist primarily of cash, restricted cash, accounts receivable, and obligations under accounts payable, accrued expenses, debt, payable to parent, and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements. Fair value of the payable to parent cannot be estimated because of the related party nature of the relationship.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     LOSS PER COMMON SHARE

     Net loss per common share is calculated under the provisions of SFAS No. 128 EARNINGS PER SHARE, by dividing net loss by the weighted average number of common shares outstanding. Diluted earnings per share are not presented because the effect of considering the convertible preferred stock would be antidilutive for both years ending June 30, 2000 and 1999.

NOTE 3 LIQUIDITY

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred net losses for the years ended June 30, 2000 and 1999. The Company has received assistance from its parent company but there is no commitment nor can there be assurances that the funding from the parent will continue. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

     Management of the Company is attempting to obtain additional capital and to increase the level of operations. Management believes if these objectives can be achieved it can begin profitable operations which will enable the Company to continue as a going concern.

NOTE 4 LOSS PER SHARE

     Loss per share calculation for the year ended June 30, 2000.

                                                   (LOSS)       SHARES      PER SHARE
                                                   ------       ------      ---------
     Net Loss                                    $(377,009)    9,791,665
     Preferred Stock Dividends                      (3,600)
                                                 ---------
                                                 $(380,609)
                                                 =========
     BASIC EARNINGS PER SHARE
                                                 ---------                  -----------
        Loss Available to Common Shareholders    $(380,609)    9,791,665    $     (0.03)
                                                 ---------                  -----------
     Effect of Dilutive Securities
        Preferred Stock                                N/A
     DILUTED EARNINGS PER SHARE                        N/A

     Loss per share calculation for the year ended June 30, 1999.

                                                   (LOSS)       SHARES      PER SHARE
                                                   ------       ------      ---------
     Net Loss                                    $(191,716)      955,556
     Preferred Stock Dividends                      (1,504)
                                                 ---------
                                                 $(193,220)
                                                 =========
     BASIC EARNINGS PER SHARE
                                                 ---------                  -----------
        Loss Available to Common Shareholders    $(193,220)      955,445    $     (0.20)
                                                 ---------                  -----------
     Effect of Dilutive Securities
        Preferred Stock                                N/A
     DILUTED EARNINGS PER SHARE                        N/A

     Diluted earnings per share are not presented for the years ended June 30, 2000 and 1999 because the effect of considering the convertible preferred stock would be antidilutive for each year.

NOTE 5 INVENTORIES

     Inventories consist of the following at June 30, 2000:

     Raw Materials                               $ 35,887
     Work in Process                                  -0-
     Finished Goods                                62,694
                                                 --------
         Total Inventory                         $ 98,581
                                                 ========

NOTE 6 CUSTOMER DEPOSITS

     The Company requires a fifty percent deposit at time of order placement for tool work and recognizes the deposit as revenue upon shipment of order.

NOTE 7 PROPERTY, MACHINERY AND EQUIPMENT

     Property, machinery and equipment consist of the following at June 30, 2000:

                                                     ACCUMULATED
                                          COST       DEPRECIATION    NET VALUE
                                       ----------    ------------    ---------
     Equipment                         $  914,478      $345,758       $568,720
     Leasehold improvements                51,633        32,988         18,645
     Furniture and fixtures                12,208         4,754          7,454
     Office equipment                      26,525        14,594         11,931
     Vehicles                               1,250           799            451
                                       ----------      --------       --------
         TOTALS:                       $1,006,094      $398,893       $607,201
                                       ==========      ========       ========

     Depreciation expense for the years ended June 30, 2000 and 1999 was $208,513 and $212,762, respectively.

NOTE 8 BUSINESS ACQUISITIONS

     On July 20, 1998, the Company purchased substantially all of the operating assets of Accurate Thermoplastics, Inc., a plastic injection molding business in Mesa, Arizona, for a purchase price of $560,000. The purchase price consisted of a $375,000 cash payment, a promissory note in the amount of $185,000 (see Note 9), and the assumption of specified liabilities totaling $662,911. The note is secured by the assets and bears interest at 8%. The Company was in default on this note at June 30, 1999. The acquisition was recorded under the purchase method of accounting. The aggregate purchase price of $1,222,911 has been allocated to the assets acquired and liabilities assumed based on their respective fair market values. The aggregate consideration paid approximated the fair market value of the net assets acquired and no goodwill was recorded. The operating results are included in the accompanying consolidated financial statements for the period July 20, 1998 through June 30, 1999. The consolidated operating results would not have been significantly different if the operation of Accurate Thermoplastic, Inc. had been included from July 1, 1998.

NOTE 9 FORGIVENESS OF DEBT

     The Company was performing services in lieu of payments on a $94,639 note payable assumed in the July 1998 acquisition during the year. In March 1999 an agreement was reached with the holder of the note to return all material and tooling belonging to the holder and offset $46,015 owing from the holder against the note balance, resulting in a gain of $48,624. The amount is presented as an extraordinary item in the accompanying statement of operations for the year ended June 30, 1999. There is no tax effect of the extraordinary item.

NOTE 10 OPERATING LEASE

     The Company leases its operations facility under an operating lease that expired in July 1999. The rental agreement has been month to month since July 1999. Rent expense under the lease was approximately $83,874 and $86,000 for the years ended June 30, 2000 and 1999.

NOTE 11 INCOME TAXES

     The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the years ended June 30, 2000 and 1999 consisted of the following:

                                                                 TAX       RATE
                                                  --------    ---------    ----
     Net operating loss (expires through 2020)    $549,000    $ 230,580     42%
     Valuation allowance                                       (230,580)    42%
                                                              ---------
     Deferred tax asset 6/30/2000                             $       0
                                                              =========

     The allowance has increased $157,580 from $73,000 as of June 30, 2000. For the years ending June 30, 2000 and 1999 the Company had no significant income tax expense or liability as a result of net operating losses incurred. Currently, there is no reasonable assurance that the Company will be able to take advantage of deferred tax assets, thus, an offsetting allowance has been established for the deferred asset.

NOTE 12 EMPLOYEE STOCK OPTION PLAN

     The Company adopted an employee stock option plan in June 1998 pursuant to which options may be granted to key employees and/or officers who are selected by the Board of Directors. The exercise price of the options granted pursuant to the Plan are determined by the Board of Directors on a case-by-case basis. Options are exercisable over a three year period and only while the optionee remains an employee of the Company, except that, in the event of an optionee's termination of employment by reason of disability or death while an employee. The Plan allows granting of up to 2,400,000 shares of Precision common stock. On June 26, 2000, 1,500,000 options were granted to five individuals and exercised at the price of $.04 per share for services valued in aggregate at $60,000. No other options have been granted under the Plan.

NOTE 13 CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Approximately $53,000 of the accounts receivable balance at June 30, 2000 is due from two significant customers. Approximately 52% of the Company's revenue for the year ended June 30, 2000 was derived from two customers, including 27% and 25% from each customer.

NOTE 14 CAPITAL LEASES

     The Company leases office equipment under capital leases expiring through June 2002. The following presents future minimum lease payments under capital lease by year and the present value of minimum lease payments as of June 30, 2000:

              Year ended June 30:
              -------------------
                      2001                                  $ 2,400
                      2002                                    2,400
                                                            -------
     Total minimum lease payments                             4,800
     Less amount representing interest                          422
                                                            -------

     Present value of minimum lease payments                  4,378

        Current portion                                       2,091
                                                            -------
        Long-term portion                                   $ 2,287
                                                            -------

     Gross cost and accumulated amortization of equipment under the capital leases at June 30, 2000 was approximately $8,097 and $3,104, respectively.

NOTE 15 STOCKHOLDERS' EQUITY

     PREFERRED STOCK

     The Company sold 36 shares of the Series A 10%, $1,000 par value, Cumulative Preferred Stock for $36,000 during the year ended June 30, 1999. The Series A has a liquidation preference of $36,000. The shares are convertible into units of four hundred shares of common stock and warrants to purchase two hundred shares of common stock at $4.50 per share. Dividends of $910 are accrued at June 30, 2000.

     COMMON STOCK

     On September 17, 1998 the Company made a 1 for 3 reverse stock split, thereby reducing the number of outstanding shares from 3,000,000 to 1,000,000. In September 8, 1999 the Company made an 8 for 1 stock split, thereby increasing the number of outstanding shares from 1,000,000 to 8,000,000. For all stock information presented in this report, shares are presented as if the reverse split and forward split were effective retroactively to the beginning of the earliest period presented.

     On July 17, 1998 the Company issued 5,333,333 post-split shares of common stock to Diamond Equities, Inc. for $400,000.

     The Company issued 133,333 post-split shares each to two directors as compensation. The shares were valued at $0.20 per share.

     The Company issued 2,000,000 shares of common stock to various investors. The shares were valued at $0.09 per share.

     On June 26, 2000 the Company issued 1,500,000 common stock to various employees for services rendered. The shares were valued at $0.04 per share.

NOTE 16 RELATED PARTY TRANSACTIONS

     An officer and director of the Company performs accounting services for the Company at a flat fee per month for compilation service and is paid an hourly fee for any additional work. The Company paid $7,922 to the officer's accounting firm for the year ended June 30, 2000.

     The Company has received assistance and advances from its parent Company during the year ended June 30, 2000. Expenses paid by the parent on behalf of the Company are included with the payable to parent account.

NOTE 17 COMMITMENTS AND CONTINGENCIES

     On June 15, 1998, the Company entered into an employment agreement with an employee for an initial term of three years. The agreement was renewable for additional three year terms, however, in November 1999, the employee released Precision from the contract.

     Precision entered into another employment agreement on July 1, 1998 for an initial term of three years. The employee is to receive a base salary of $40,000 and shall be adjusted annually by the increase, if any, in the cost of living. The employee is entitled to an annual bonus as determined by the Board of Directors.

NOTE 18 NOTE PAYABLE

     On July 9 1999 a lawsuit was filed against the Company related to a note payable to the prior owner of Precision Plastics Molding. As of June 30, 1999, the Company was in default on the note. On November 23, 1999 the suit was settled. The Company paid $165,000 and issued 14,000 shares of Diamond Equities, Inc. common stock in full settlement of the note.

NOTE 19 INTERIM FINANCIAL STATEMENTS/SUBSEQUENT EVENT

     The unaudited financial statements for the six month periods ending December 31, 2000 and 1999, have been included to facilitate current regulatory reporting. These statements have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

     During the six month period ended December 31, 2000, the Company converted debt to the parent company of $454,283 to equity by issuing 1,800,000 shares of common stock.

                        PRECISION PLASTICS MOLDING, INC.
                                 Balance Sheets


                                     ASSETS

                                                      MARCH 31,         JUNE 30,
                                                        2001             2000
                                                      --------          --------
                                                     (Unaudited)       (Audited)
CURRENT ASSETS
  Cash                                                $ 80,387          $110,275
  Receivables
    Trade accounts, net of allowance for doubtful
      accounts of $9,096 at March 31, 2001 and
      June 30, 2000                                    104,684            83,606
  Inventory                                            118,887            98,581
                                                      --------          --------

     Total Current Assets                              303,958           292,462
                                                      --------          --------

PROPERTY AND EQUIPMENT                                 443,145           607,201
                                                      --------          --------
OTHER ASSETS
  Other Assets                                           6,750             6,750
                                                      --------          --------

     Total Other Assets                                  6,750             6,750
                                                      --------          --------

                                                      $753,854          $906,413
                                                      ========          ========

                        PRECISION PLASTICS MOLDING, INC.
                           Balance Sheets (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                     MARCH 31,        JUNE 30,
                                                       2001             2000
                                                    -----------       ---------
CURRENT LIABILITIES
  Accounts payable                                  $    15,488       $  13,912
  Accrued expenses                                       41,548          53,619
 Capital lease obligation-current portion                 2,236           2,091
 Payable to parent company                                   --         465,586
                                                    -----------       ---------

     Total Current Liabilities                           59,272         535,208
                                                    -----------       ---------
LONG-TERM LIABILITIES
  Capital lease obligations                                 591           2,287
                                                    -----------       ---------

     Total Long-term liabilities                            591           2,287
                                                    -----------       ---------

     Total Liabilities                                   59,863         537,495
                                                    -----------       ---------
STOCKHOLDERS' EQUITY
  Convertible preferred stock, $1,000 par, 10%
    convertible, series A; 1,000 shares authorized;
    36 shares issued and outstanding, liquidation
    preference of $36,000                                36,000          36,000
  Common stock, $.001 par value; 50,000,000 shares
   authorized; 13,300,000 and 11,500,000 shares
   issued and outstanding                                13,300          11,500
  Additional paid-in capital                          1,323,073         870,589
  Accumulated deficit                                  (678,382)       (549,171)
                                                    -----------       ---------

     Total Stockholders' Equity                         693,991         368,918
                                                    -----------       ---------

                                                    $   753,854       $ 906,413
                                                    ===========       =========

                        PRECISION PLASTICS MOLDING, INC.
                            Statements of Operations
                                   (Unaudited)

                                           FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                                   MARCH 31,                           MARCH 31,
                                          -----------------------------      -----------------------------
                                              2001              2000             2001              2000
                                          ------------      -----------      ------------      -----------
Net sales                                 $    172,109      $   142,930      $    539,558      $   487,403

Less cost of sales                             118,584          111,485           428,907          275,076
                                          ------------      -----------      ------------      -----------

Gross profit                                    53,525           31,445           110,651          212,327

Selling, general and
  administrative expenses                       92,442          215,226           237,368          458,967
                                          ------------      -----------      ------------      -----------

Operating income or (loss)                     (38,917)        (183,781)         (126,717)        (246,640)
                                          ------------      -----------      ------------      -----------

Other income and (expenses), net                  (235)           1,102             1,625            9,651

Preferred dividends                             (1,814)              --            (4,118)              --
                                          ------------      -----------      ------------      -----------

Net income (loss) before income taxes          (40,966)        (182,679)         (129,210)        (236,989)

Provision for income taxes                          --               --                --               --
                                          ------------      -----------      ------------      -----------

Net loss                                  $    (40,966)     $  (182,679)         (129,210)        (236,989)
                                          ============      ===========      ============      ===========

Net income or (loss) per share            $       (.00)     $      (.02)     $       (.01)     $      (.04)
                                          ============      ===========      ============      ===========

Weighted Average Shares Outstanding         13,300,000        9,000,000        13,100,000        6,444,445
                                          ============      ===========      ============      ===========

                        PRECISION PLASTICS MOLDING, INC.
                            Statements of Cash Flows
                                   (Unaudited)


                                                       FOR THE NINE MONTHS ENDED
                                                               MARCH 31,
                                                       -------------------------
                                                          2001           2000
                                                       ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                             $(129,210)     $(236,989)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
       Depreciation and amortization                     155,863        155,198
    Changes in operating assets and liabilities
      (net of acquisition)
    (Increase) decrease in
        Receivables - trade and other                    (21,078)       135,147
        Inventory                                        (20,306)       104,466
        Prepaid expenses and other                            --          1,699
        Increase (decrease) in
        Accounts payable                                   1,576        (74,721)
        Accrued liabilities                              (12,071)        (9,289)
                                                       ---------      ---------

     Net Cash Used in Operating Activities               (25,226)        75,511
                                                       ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of property and equipment                           --             --
 Cash received from sale of assets                         1,007             --
 Cash received for notes receivable                           --             --
 Cash paid for acquisition of Accurate                        --             --
                                                       ---------      ---------

       Net Cash Provided by Investing Activities       $   1,007      $      --
                                                       ---------      ---------

                        PRECISION PLASTICS MOLDING, INC.
                      Statements of Cash Flows (Continued)
                                   (Unaudited)


                                                       FOR THE NINE MONTHS ENDED
                                                               MARCH 31,
                                                        -----------------------
                                                           2001          2000
                                                        ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Principal payments on notes payable                   $  (1,551)    $(305,002)
  Cash received for issuance of preferred stock                --       180,000
 Cash received from parent company                             --       173,043
  Preferred dividends                                      (4,118)       (1,786)
                                                        ---------     ---------

    Net Cash Provided (Used) by Financing Activities       (5,669)       46,255
                                                        ---------     ---------

INCREASE (DECREASE) IN CASH                               (29,888)      121,766

CASH, BEGINNING OF PERIOD                                 110,275        62,875
                                                        ---------     ---------

CASH, END OF PERIOD                                     $  80,387     $ 184,641
                                                        =========     =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

   Cash paid for income taxes                           $      --     $      --
                                                        =========     =========
   Cash paid for interest                               $     462     $   2,642
                                                        =========     =========

                        PRECISION PLASTICS MOLDING, INC.
                        Notes to the Financial Statements
                                 March 31, 2001


NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

GENERAL

Precision Plastics Molding, Inc. (the "Company") has elected to omit substantially all footnotes to the financial statements for the nine months ended March 31, 2001, since there have been no material changes (other than indicated in other footnotes) to the information previously reported by the Company in their Registration Statement filed on Form 10 for the Fiscal year ended June 30, 2000.

UNAUDITED INFORMATION

The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all normal and recurring adjustment which are, in the opinion of management, necessary to properly reflect the results of the interim period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

STOCKHOLDERS EQUITY TRANSACTION

During the three month period ended September 30, 2000, the Company converted debt to the parent company of $454,283 to equity by issuing 1,800,000 shares of common stock.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT NUMBER      DESCRIPTION OF EXHIBIT
--------------      ----------------------
     2.1            Articles of Incorporation
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 2.1 that the Company had previously filed with the SEC on January 24, 2001.

     2.2            Amendment to Articles of Incorporation
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 2.2 that the Company had previously filed with the SEC on January 24, 2001.

     2.3            Bylaws
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 2.3 that the Company had previously filed with the SEC on January 24, 2001.

     3.1            Form of Certificate of Common Stock
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 3.1 that the Company had previously filed with the SEC on January 24, 2001.

     3.2            Form of Certificate of Class A Preferred Stock
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 3.2 that the Company had previously filed with the SEC on January 24, 2001.

     3.3 Certificate of Designation, Preferences, Rights & Limitations for Class A Preferred Stock
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 3.3 that the Company had previously filed with the SEC on January 24, 2001.

     3.4 Confidential Disclosure Statement of September 29, 1998 for Class A Preferred Stock
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 3.4 that the Company had previously filed with the SEC on January 24, 2001.

     6.1 Asset Purchase Agreement between the Company, Diamond and Premier Plastics Corp, dated June 15, 1998
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 6.1 that the Company had previously filed with the SEC on January 24, 2001.

     6.2a Asset Purchase Agreement between the Company, Precision and Accurate Thermoplastics, Inc., dated July 15, 1998
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 6.2a that the Company had previously filed with the SEC on January 24, 2001.

     6.2b Promissory Note made by Precision in favor of Accurate dated July 15, 1998
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 6.2b that the Company had previously filed with the SEC on January 24, 2001.

     6.3 Employment Agreement between the Company and David Westfere dated June 1, 1998
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 6.3 that the Company had previously filed with the SEC on January 24, 2001.

     6.4 Employment Agreement between the Company and John Hoffman dated June 15, 1998
                    This Amendment to Form 10-SB hereby withdraws Exhibit 6.4 that the Company had previously filed with the SEC on January 24, 2001.

     6.5            Employee Stock Option Plan of June 1, 1998
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 6.5 that the Company had previously filed with the SEC on January 24, 2001.

     6.6            Lease of Premises dated July 6, 1998
                    This  Amendment  to Form  10-SB  incorporates  by  reference
                    Exhibit 6.6 that the Company had previously filed with the SEC on January 24, 2001.

                                   SIGNATURES


     Pursuant to the requirements of Section 12(b) or (g) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PRECISION PLASTICS MOLDING, INC.


                                        /s/ David Westfere
                                        Chief Executive Officer

Date: July 31, 2001